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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO.  9 )*
                                       ---


                  Environmental Elements Corporation
       -----------------------------------------------------------
                            (Name of Issuer)

                                Common
          ---------------------------------------------------
                    (Title of Class of Securities)

                               293940102
               -----------------------------------------
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-----------------------
  CUSIP NO. 293940102                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Francis Bradford Smith, Jr.
      ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

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                          SOLE VOTING POWER
                     5
     NUMBER OF            555,952

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          97,767
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             555,952

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          97,767
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      653,719

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10 Excludes 17,000 shares owned by Uniform Gift to Minors Trust for benefit of stepson of which F.B. Smith is not a trustee; excludes 115,000 shares for which F.B. Smith has irrevocable (30,000 shares) and revocable (85,000 shares) voting proxies.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1.
      (a) Name of Issuer:
          Environmental Elements Corporation

      (b) Address of Issuer's Principal Executive Offices:
          3700 Koppers Street, Baltimore, MD 21227

Item 2.
      (a) Name of Person Filing:
          F. Bradford Smith

      (b) Address of Principal Business Office:
          16 Gaucks Lane, Newtown, PA 18940

      (c) Citizenship:   U.S.A.

      (d) Title of Class of Securities:  Common

      (e) CUSIP Number:  293940102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
      (a) [_]  Broker or Dealer registered under Section 15 of the Act

      (b) [_]  Bank as defined in Section 3(a)(6) of the Act

      (c) [_]  Insurance Company as defined in Section 3(a)(19) of the act

      (d) [_] Investment Company registered under Section 8 of the Investment Company Act

      (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

      (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

      (g) [_]  Parent Holding Company in accordance with
               Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h) [_]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership
      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned:  653,719

      (b) Percent of Class:  9.3%
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      (c) Number of shares as to which such person has:

          i)   sole power to vote or to direct the vote                 555,952
          ii)  shared power to vote or to direct the vote                97,767
          iii) sole power to dispose or to direct the disposition of    555,952
          iv)  shared power to dispose or to direct the disposition of   97,767

Item 5. Ownership of 5% or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, checked the following [_]. INAPPLICABLE.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5% on Behalf of Another Person
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. INAPPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. INAPPLICABLE.

Item 8. Identification and Classification of Members of the Group
     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group. INAPPLICABLE.

Item 9. Notice of Dissolution of the Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. INAPPLICABLE.

Item 10. Certification
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 7, 2000
                                           ------------------------------------
                                                           Date

                                                    /s/ F. B. Smith
                                           ------------------------------------
                                                         Signature

                                               F. Bradford Smith, Director
                                           ------------------------------------
                                                        Name/Title